Worldwide Petromoly, Inc.
                       12600 Deerfield Parkway, Suite 100
                              Alpharetta, GA 30004


May 9, 2002

Via Edgar Transmission and Courier

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re: Worldwide Petromoly, Inc.; Application for Withdrawl of
               Registration Statement on Form SB-2;
               Registration File No. 333-70176

Ladies and Gentlemen:

         Worldwide Petromoly, Inc. (the "Company"), hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form SB-2, including all amendments and exhibits thereto (the "Registration Statement") (Registration Statement No. 333-70176), filed by the Company with the Securities and Exchange Commission (the "Commission") on September 26, 2001. The Registration Statement is being withdrawn because of unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile should be sent to (404) 812-3101.

         If you have any questions regarding this request for withdrawal, please contact Gerry Balboni of Baker, Donelson, Bearman & Caldwell, counsel for the Company, at (404) 812-3111.

                                   Sincerely,

                                   /s/ Daniel W. Hollis
                                   --------------------
                                   Daniel W. Hollis
                                   Chief Executive Officer